UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Veris Gold Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

92346R100
(CUSIP Number)

Sprott Inc. Royal Bank Plaza, South Tower 200 Bay Street Suite 2700, PO Box 27 Toronto, Ontario M5J 2J1 (416) 943-4065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92346R100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,788,572

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,788,572

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,788,572

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92346R100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Hedge Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,294,630

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,294,630

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,294,630

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	92346R100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott GenPar Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,294,630

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,294,630

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,294,630

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	92346R100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric S. Sprott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

15,350,341

8.	SHARED VOTING POWER

28,788,572

9.	SOLE DISPOSITIVE POWER

15,350,341

10.	SHARED DISPOSITIVE POWER

28,788,572

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,138,913

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.5%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	92346R100

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Shares, no par value (the "Shares"), of Veris Gold Corp., a corporation organized in the Province of British Columbia, Canada (the "Issuer").  The address of the principal executive offices of the Issuer is 688 West Hastings Street, Suite 900, Vancouver, British Columbia, Canada V6B 1P1.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Sprott Inc., a corporation organized under the laws of the Province of Ontario, Canada ("Sprott"), Sprott Hedge Fund L.P., a limited partnership formed in the Province of Ontario, Canada ("Sprott Hedge Fund"), Sprott GenPar Ltd., a corporation organized under the laws of the Province of Ontario, Canada ("Sprott GenPar"), and Eric S. Sprott, a citizen of Canada ("Mr. Sprott" and, together with Sprott, Sprott Hedge Fund and Sprott GenPar, the "Reporting Persons").

(b)
The address of the principal business and principal office of Sprott, Sprott Hedge Fund, Sprott GenPar and Mr. Sprott is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto ON Canada M5J 2J1.

(b),(c)
The principal occupation of Mr. Sprott is serving as Chief Executive Officer of Sprott Asset Management L.P., Chief Executive Officer and a Director of SAM GP, President and a Director of Sprott GenPar Ltd., a Director of the Sprott Foundation, and serving as the Portfolio Manager of Sprott Hedge Fund, Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and certain Sprott discretionary managed accounts.

Sprott provides investment management services to private individuals and institutions.  Sprott GenPar serves as the general partner of Sprott Hedge Fund L.P.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Sprott are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 28,788,572 Shares beneficially owned by Sprott came from the working capital of certain private investment funds and managed accounts that Sprott manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 9,294,630 Shares beneficially owned by Sprott Hedge Fund came from the working capital of Sprott Hedge Fund.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 9,294,630 Shares beneficially owned by Sprott GenPar came from the working capital of Sprott Hedge Fund, for which Sprott GenPar serves as general partner.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the 28,788,572 Shares beneficially owned by Mr. Sprott as a result of Mr. Sprott being a control person of Sprott came from the working capital of certain private investment funds and managed accounts that Sprott manages.  The funds for the purchase of 15,350,341 Shares directly owned by Mr. Sprott in his personal capacity came from Mr. Sprott's personal funds.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons, from time to time, may communicate with the Issuer and other holders of Shares.  The Reporting Persons may also in the future purchase additional Shares or dispose of some or all of their Shares in open-market transactions or privately negotiated transactions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, Sprott may be deemed to be the beneficial owner of 28,788,572 Shares (including warrants), constituting 18.0% of the Shares, based upon 154,378,365 Shares outstanding as adjusted for warrants beneficially owned by Sprott.  Sprott has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 28,788,572 Shares.  Sprott has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 28,788,572 Shares.

As of the date hereof, Sprott Hedge Fund may be deemed to be the beneficial owner of 9,294,630 Shares (including warrants), constituting 5.9% of the Shares, based upon 154,378,365 Shares outstanding as adjusted for warrants beneficially owned by Sprott Hedge Fund.  Sprott Hedge Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,294,630 Shares.  Sprott Hedge Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,294,630 Shares.

As of the date hereof, Sprott GenPar may be deemed to be the beneficial owner of 9,294,630 Shares (including warrants), constituting 5.9% of the Shares, based upon 154,378,365 Shares outstanding as adjusted for warrants beneficially owned by Sprott GenPar.  Sprott GenPar has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,294,630 Shares.  Sprott GenPar has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,294,630 Shares.

As of the date hereof, Mr. Sprott may be deemed to be the beneficial owner of 44,138,913 Shares (including warrants), constituting 27.5% of the Shares, based upon 154,378,365 Shares outstanding as adjusted for warrants beneficially owned by Mr. Sprott.  Mr. Sprott has the sole power to vote or direct the vote of 15,350,341 Shares and the shared power to vote or direct the vote of 28,788,572 Shares.  Mr. Sprott has the sole power to dispose or direct the disposition of 15,350,341 Shares and the shared power to dispose or direct the disposition of 28,788,572 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2014
(Date)

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Sprott Hedge Fund L.P.

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart Title: Chief Compliance Officer

Sprott GenPar Ltd.

By:	/s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Eric S. Sprott

By:	/s/ Eric S. Sprott

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF SPROTT INC.

The following table sets forth certain information with respect to each executive officer and director of Sprott Inc., as of January 22, 2014.

Name and Title	Principal Occupation	Country of Citizenship	Present Principal Occupation or Employment

Eric S. Sprott, Chairman	Chief Executive Officer	Canada
Mr. Sprott is Chief Executive Officer of Sprott Asset Management L.P. He is Chief Executive Officer and a Director of SAM GP He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation. In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and the Sprott discretionary managed accounts. He is a Canadian citizen.

Jack C. Lee, Lead Director	Private Investor	Canada	Mr. Lee is the President of Facet Resources Ltd.

Marc Faber, Director	Managing Director	Switzerland	Mr. Faber is the Managing Director of Marc Faber Ltd.

James T. Roddy, Director	Corporate Director	Canada	Mr. Roddy is retired.

Arthur Richards Rule, Director	President	U.S.A.	Mr. Rule is President and Chief Executive Officer Sprott US Holdings, Inc.

Paul H. Stephens, Director	Chairman	U.S.A.	Mr. Stephens is Chairman & Partner Stephens Investment Management LLC

Peter Grosskopf, Chief Executive Officer	Chief Executive Officer	Canada	Mr. Grosskopf is the Chief Executive Officer of Sprott Inc. and Chief Executive Officer of Sprott Resource Lending Corp. Mr. Grosskopf also serves as a Director of Sprott Resource Lending Corp.

Steven Rostowsky, Chief Financial Officer	Chief Financial Officer	Canada
Mr. Rostowsky is the Chief Financial Officer of Sprott Asset Management L.P., Chief Financial Officer of Sprott Inc., and Chief Financial Officer and a Director of SAM GP. Mr. Rostowsky also serves as a Director of Sprott Resource Lending Corp. He is a Canadian citizen.

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated January 22, 2014, relating to the Common Shares without par value of Veris Gold Corp. shall be filed on behalf of the undersigned.

January 22, 2014
(Date)

Sprott Inc.

By:	/s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Sprott Hedge Fund L.P.

By: /	s/ Kirstin McTaggart
Name: Kirstin McTaggart Title: Chief Compliance Officer

Sprott GenPar Ltd.

By:	/s/ Kirstin McTaggart
Name: Kirstin Mc Taggart Title: Authorized Person

Eric S. Sprott

By:	/s/ Eric S. Sprott

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Common Shares by Sprott Inc. on behalf of private funds and other managed accounts for which Sprott Inc. or its subsidiaries acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
1/9/14	Common Shares	N/A	20,500*	c$0.33
1/13/14	Common Shares	N/A	29,500*	c$0.33

Schedule of Transactions in Common Shares and Warrants by Eric S. Sprott in his personal capacity

Date of Transaction	Title of Class	Number of Shares/Warrants Acquired	Number of Shares/Warrants Disposed	Price Per Share/Warrant
11/29/13	Warrants	N/A	4,391,690**	c$0.00
11/29/13	Common Shares	5,600,000***	N/A	c$0.405

*           These Common Shares were sold in an open market transaction.
**           These warrants were sold in a privately negotiated transaction.
***           These Common Shares were purchased in a public offering.

SK 03883 0003 1446329